UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 27, 2023

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In the Matter of

Stillwater Growth Corp I
1409 Chapin Ave., 2nd Floor
Burlingame, CA 94010

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-255320

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Stillwater Growth Corp I filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Stillwater Growth Corp I has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 27, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief